FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number: 001-37947

HUNTER MARITIME ACQUISITION CORP.

(Translation of registrant's name into English)

c/o MI Management Company

Trust Company Complex, Suite 206

Ajeltake Road

P.O. Box 3055

Majuro, Marshall Islands

MH96960

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒]

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________.]

IMPORTANT NOTICES

This Report on Form 6-K (this “Report”) of Hunter Maritime Acquisition Corp. (the “Company”) is to furnish proxy solicitation materials relating to its special meeting of shareholder (the “Special Meeting”) convened for the purpose of voting on (i) an amendment to the Company’s Amended and Restated Articles of Incorporation (the “Charter”) to extend the date by which the Company must consummate its initial business combination from November 23, 2018 to April 23, 2019 (the “Extension Amendment”) and (ii) an amendment the Investment Management Trust Agreement (the “IMTA”), by and between the Company and Continental Stock Transfer & Trust Company entered into at the time of the Company’s initial public offering (the “IPO”) governing the IPO funds held in the trust account (the “Trust Account”) to (a) permit the withdrawal and distribution of an amount not to exceed an aggregate of $141,731,000 (the “Withdrawal Amount”) from the Trust Account to those persons holding our Class A common shares, par value $0.0001 per share (the “Class A common shares”), comprising part of the units sold in Hunter’s IPO (the “Public Shares”) who wish to exercise their redemption rights in connection with the Extension Amendment and (b) extend the date on which to liquidate the Trust Account in accordance with the IMTA Agreement to from November 23, 2018 to April 23, 2019 (the “IMTA Amendment” and, together with the Extension Amendment, the “Shareholder Proposals”).

The purpose of the Extension Amendment and the IMTA Amendment is to allow Hunter more time to complete its initial business combination with NCF, a British Virgin Islands company (“NCF,” and such transaction, the “NCF Merger”), pursuant to an agreement and plan of merger dated as of October 5, 2018 (as may be amended or supplemented from time to time, the “Merger Agreement”) among the Company, NCF, Hunter Maritime (BVI) Limited, a British Virgin Islands Company ( the “Merger Sub”), and a representative of the NCF shareholders, or another initial business combination if the transactions contemplated by the Merger Agreement are not consummated. For more information on the NCF Merger, please refer to information contained in our Form 6-K filed with the SEC on October 5, 2018.

Special Meeting of Shareholders

In order to effect the Shareholder Proposals, Hunter’s shareholders must approve the Extension Amendment and the IMTA Amendment. Accordingly, Hunter will convene the Special Meeting on October 31, 2018 to consider and vote on the Shareholder Proposals. In addition, in order to effect the Extension Amendment and the IMTA Amendment, the Tender Offer (discussed below) must have been consummated. In connection with the Special Meeting, we are mailing proxy solicitation materials seeking shareholder approval of the following proposals:

Extension Amendment

Hunter does not believe it will be able to consummate an initial business combination by November 23, 2018, the date by which Hunter is required by the Charter to complete its initial business combination. Accordingly, Hunter has determined to seek shareholder approval to extend the date by which it must consummate the NCF Merger, or in the event the NCF Merger is not consummated, another initial business combination from November 23, 2018 to April 23, 2019.

IMTA Amendment

The IMTA provides that, unless an initial business combination is consummated by November 23, 2018, the Trust Account would liquidate on such date. Moreover, the IMTA provides that funds may be withdrawn from the Trust Account only upon liquidation or consummation of an initial business combination. In order to implement the Extension Amendment, Hunter is seeking to amend the IMTA to (i) permit the withdrawal and distribution of the Withdrawal Amount to those persons holding Public Shares who wish to exercise redemption rights in connection with the Shareholder Proposals and (ii) extend the date on which to liquidate the Trust Account in accordance with the IMTA from November 23, 2018 to April 23, 2019.

The foregoing summary is qualified by reference to the complete text of the proxy solicitation materials, a copy of which is attached hereto as Exhibit 99.1.

Tender Offer

In connection with the Shareholder Proposals and pursuant to our Charter, we also intend to conduct a tender offer for the Class A common shares to allow shareholders the opportunity to redeem their shares if and when the Shareholder Proposals are approved for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, or $10.00 per share. The solicitation and the offer to purchase the Class A common shares will be made pursuant to a tender offer statement (the “Tender Offer”) on Schedule TO in accordance with the tender offer rules under the Securities Exchange Act of 1934, as amended, and other offer documents that we will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the Tender Offer, which will occur promptly following the filing of this Report.

Hunter intends to offer to purchase up to 14,173,100 Public Shares for a total of up to $141,731,000. Hunter’s obligation to purchase Public Shares validly tendered and not withdrawn pursuant to the Tender Offer will be subject to, among other things: (i) the condition that no more than 14,173,100 of the Public Shares have been validly tendered and not withdrawn pursuant to and prior to the expiration of the Tender Offer; (ii) Hunter having net tangible assets of no less than $5,000,001 immediately prior to the expiration of the Tender Offer, after taking into account the payment of the aggregate purchase price to the holders who have properly tendered and not withdrawn their shares in the Tender Offer and after taking into account Hunter’s expenses and other liabilities incurred as of the time immediately prior to such expiration; and (iii) approval of the Shareholder Proposals by Hunter’s shareholders.

Accordingly, the planned Tender Offer by Hunter described in this Report has not yet technically commenced. The description of the planned Tender Offer contained in this Report is not an offer to buy or the solicitation of an offer to sell securities. The Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully and considered before any decision is made with respect to the Tender Offer. These materials will be distributed free of charge to all shareholders of Hunter. In addition, all of these materials (and all other materials filed by Hunter with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

Shareholders of Hunter are urged to read the proxy solicitation materials and Tender Offer documents and the other relevant materials before making any investment decision with respect to the Shareholder Proposals and the Tender Offer because such documents and materials will contain important information about the Shareholder Proposals and the Tender Offer.

This Report, including the exhibits contained herein, contains forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements relate to outlooks or expectations for earnings, revenues, expenses or other future financial or business performance, strategies or expectations, or the impact of legal or regulatory matters on business, results of operations or financial condition. When used in the proxy materials, the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “potential” and “should,” as they relate to us are intended to identify these forward-looking statements. All statements by us regarding our possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives and similar matters are forward-looking statements. These forward-looking statements are based on information available to Hunter as of the date of this Report and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing Hunter’s views as of any subsequent date and Hunter undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date hereof, except as required by law.

These forward-looking statements involve a number of known and unknown risks and uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•	the risk that more than 14,173,100 Class A common shares will be validly tendered and not properly withdrawn prior to the expiration date of the Tender Offer which would then cause the Company to withdraw the Tender Offer;
•	the risk that shareholders do not approve the Shareholder Proposals, which would then cause the Company to withdraw the Tender Offer;
•	the risk that governmental and regulatory review of the Tender Offer documents may result in the inability of Hunter to close the Tender Offer by November 23, 2018;
•	the ability of Hunter to effect the Shareholder Proposals or consummate a business combination;
•	the risk that a condition to consummation of the Shareholder Proposals may not be satisfied or waived;
•	the ability to meet the Nasdaq listing standards, including having the requisite number of shareholders;
•	the risk that the NCF Merger is not completed;
•	potential changes in the legislative and regulatory environments; and
•	potential volatility in the market price of the Class A common shares.

Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements. Except as may be required under applicable securities laws, including Rule 13e-4 under the Securities Exchange Act of 1934, as amended, Hunter undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date hereof, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

HUNTER MARITIME ACQUISITION CORP.
Dated: October 5, 2018
/s/ Alexander Saverys
By: Alexander Saverys Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Proxy Solicitation Materials

5